UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

For the month ended:  February 17, 2005

Commission File Number:  0-30314

BONTAN CORPORATION INC.

(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA

(Jurisdiction of Incorporation)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive Offices)

(416) 860 0211

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONTAN CORPORATION INC.

(Registrant)

February 17, 2005	By: /s/ Kam Shah

Date	Chief Executive Officer and Chief Financial Officer

BONTAN CORPORATION INC.

FOR IMMEDIATE RELEASE

BONTAN CORPORATION INC. PROVIDES PROGRESS REPORT ON GAS EXPLORATION PROJECT IN LOUISIANA

TORONTO, ON February 17, 2005   --   Bontan Oil & Gas Corporation, a wholly-owned subsidiary of Bontan Corporation Inc. (OTCBB: BNTNF) ("Bontan"), is pleased to announce that the operator of the gas exploration project in the State of Louisiana, USA, in which Bontan has a 49% gross working interest, has secured the 1300 acre lease block covering the area of interest. The prospect to be drilled is located in eastern Calcasieu Parish, along a trend of "Hackberry" fields that have produced approx. 140 billion cubic feet gas equivalent (bcfe) to date.

Potential reserves, unrisked, in the prospect area could approach 50 bcfe in several reservoirs.

An independent Texas based geophysical consultant, Mr. Ted Coughran, hired by Bontan to review the 3-D seismic data and other relevant data compiled by the prospect developers commented, "Even with the best of data there is no sure thing in the business of deep drilling for oil and gas. However, I believe that there is good and reasonable probability of success in finding commercial gas production on this prospect."

The proposed location for the initial 15,300 foot test well is designed so as to allow evaluation of several prospective reservoirs. Well planning and location design are in progress, utilizing the services of Brammer Engineering, a well-known Shreveport, Louisiana company with extensive experience in South Louisiana.

Mr. Kam Shah, CEO commented, "We believe that this important milestone will further enhance shareholder value. We are very excited to have the opportunity to participate in this significant natural gas exploration project. This complements our ongoing indirect participation interest in the InterOil Corporation's (AMEX: IOC) exploration project in Papua New Guinea."

About Bontan Corporation Inc.:

Bontan Corporation Inc. [OTCBB: BNTNF] is an international diversified natural resource company that operates and invests in major exploration prospects. Bontan, through its wholly-owned subsidiary Bontan Oil & Gas Corporation, currently holds a 0.75% indirect working interest in an oil exploration prospect in Papua New Guinea operated by InterOil Corporation and a 49% working interest in a gas exploration project in eastern Calcasieu Parish, Louisiana.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. Bontan will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, please contact Kam Shah, CEO and CFO, at 416-860-0175. Visit www.bontancorporation.com for more information.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or visit www.currentcapital.com.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.